BB&T Corporation

200 West Second Street

Winston-Salem, North Carolina 27101

VIA EDGAR

September 11, 2015

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Chris Windsor

Re:	BB&T Corporation

Registration Statement on Form S-3 (Post-Effective Amendment No. 1 to Form S-4)

Filed August 3, 2015 under EDGAR submission type “POSASR”

File No. 333-200959

Request for Withdrawal Pursuant to Rule 477

Dear Mr. Windsor:

On behalf of BB&T Corporation (the “Company”), we are transmitting this letter relating to the above-referenced filing made with the Securities and Exchange Commission (the “Commission”) on August 3, 2015.

By this letter we are requesting the Commission’s consent to the withdrawal of the above-referenced amendment filing. In accordance with Rule 477 under the Securities Act of 1933, as amended, no securities have been sold under the Post-Effective Amendment No. 1.

Thank you for your assistance. Should you have any questions with respect to the foregoing, please feel free to call the undersigned at 336-733-2654.

Very truly yours,

/s/ Brad Kamlet, Esq.

BB&T Corporation